SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

PORTER BANCORP, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

736233 10 7

(CUSIP Number)

Maria L. Bouvette
367 Willow Wood Drive
Mt. Washington, Kentucky 40047
(502) 417-3127

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Caryn F. Price
Wyatt, Tarrant & Combs, LLP
Suite 2000
400 W. Market Street
Louisville, Kentucky 40202
Telephone (502) 589-5235
March 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 736233 10 7	13D/A	(page 2 of 4)

1	NAME OF REPORTING PERSON

Maria L. Bouvette
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER

463,131
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

463,131
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

463,131
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%*
14	TYPE OF REPORTING PERSON

IN

*The percentage of class is based on the number of outstanding shares of common stock as of February 28, 2020 as reported in the Issuer's current report on Form 10-K filed February 28, 2020.

CUSIP No. 736233 10 7	13D/A	(page 3 of 4)

Explanatory Note

    This amendment to Schedule 13D amends the disclosures in the text of Items 2, 4, 5 and 6 to update information about the Reporting Person.

ITEM 2.  IDENTITY AND BACKGROUND

(b)  The Reporting Person’s address is 367 Willow Wood Drive, Mt. Washington, Kentucky  40047.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a-b)
The Reporting Person is the beneficial owner of 463,131 shares representing 7.4 % of the Issuer's outstanding voting common stock.  The Reporting Person has sole power to vote and dispose of her shares.

(c)
During the past sixty days, the Reporting Person sold shares of the Issuer’s voting common stock as follows: February 13, 2020 – 1,000 shares at $17.10 per share; February 14, 2020 – 667 shares at $17.20 per share; February 20, 2020 – 97 shares at $17.20 per share; February 28, 2020 – 200 shares at $17.20 per share; and February 28, 2020 – 1,000 shares at $17.00 per share.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to any securities of the Issuer, including but not limited to transfer of voting of any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 736233 10 7	13D/A	(page 4 of 4)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Date: ____________, 2020
By:	/s/ Maria L. Bouvette
Name:	Maria L. Bouvette